Exhibit 17.1
From Lew Collens I have just recently learned of a “chemistry problem” between Bahman and myself. In my initial soul searching, I suspected this stems from the investigative process that we went through earlier this year and certain of my governance comments related to the process, as well as ongoing probing business questions I tend to ask in a very direct manner.
These issues, unfortunately, have been interpreted as non supportive by Bahman and of great irritation to him. Bahman has requested that Lew designate a new IIT director to the Alion board.
I have subsequently called Bahman, discussed his problem, and confirmed his opinion. Rather than protract his concern, I have decided to resign from Alion’s board effective immediately.
Frankly, when full, open, and direct discussion at the board level, of the company’s affairs cannot be tolerated by the management, the environment is unhealthy and the business jeopardized. Communication issues of this nature shouldn’t linger, festering to problem status.
As the business moves beyond the comfort zone of the small private entity, the remaining directors have the forward challenge of shrinking management egos to match the enormous public demands that will be placed much less politely upon management.
I wish the best to the people of Alion, and to the directors.
Regards,
Robert L Growney
August 22, 2006